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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 2)*
                                           --

                         JACOR COMMUNICATIONS, INC.
         -----------------------------------------------------------
                              (NAME OF ISSUER)

                                COMMON STOCK
         -----------------------------------------------------------
                       (TITLE OF CLASS OF SECURITIES)

                                469858  41  0
         -----------------------------------------------------------
                               (CUSIP NUMBER)

 SHELI Z. ROSENBERG, TWO N. RIVERSIDE PLAZA, CHGO., IL 60606 (312) 466-3990 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
 COMMUNICATIONS)

                              February 12, 1996
         -----------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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                 ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN.
 CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN SHALL HAVE THE SAME MEANING AS
                        THEY HAVE IN THE SCHEDULE 13D.


Item 4.       Purpose of Transaction

              The information set forth in Item 6. below is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 12, 1996, the Issuer, JCAC, Inc., a Florida Corporation ("Acquisition") and a wholly owned subsidiary of the Issuer, and Citicasters, Inc., a Florida Corporation ("Citicasters"), entered into an Agreement and Plan of Merger ("Merger Agreement") which provides, among other things, that Acquisition will be merged with and into Citicasters such that each share of Class A Common Stock of Citicasters will be converted into the right to receive the merger consideration. The merger consideration is (i) $29.50 in cash, plus, in the event that the consummation of the merger under the Merger Agreement does not occur prior to October 1, 1996, for each full calendar month ending prior to the merger, commencing with October 1996, an additional amount of $.22125 in cash; plus (ii) a warrant of the Issuer to acquire a fractional share of Common Stock ("Merger Consideration").

As an inducement for Citicasters to enter into the Merger Agreement, Zell/Chilmark agreed to enter into the Jacor Shareholders Agreement with Citicasters ("Shareholders Agreement"). Pursuant to the Shareholders Agreement, Zell/Chilmark has granted Citicasters an irrevocable proxy to vote all of Zell/Chilmark's Common Stock of the Issuer at any meeting of stockholders of the Issuer in favor of any proposal to approve for issuance shares of Common Stock or warrants to purchase Common Stock, in each case, in an amount necessary for the payment of the Merger Consideration, and if required, the adoption of the Merger Agreement and the approval of the merger. Additionally, Zell/Chilmark has agreed to vote or cause to be voted all of Zell/Chilmark's Common Stock of the Issuer in favor of any proposal to approve for issuance shares of Common Stock and warrants to purchase Common Stock, in each case, in an amount necessary for the payment of the Merger Consideration. The summary contained in this Amendment to Schedule 13D of certain provisions of the Shareholders Agreement is qualified in its entirety by reference to the Shareholders Agreement attached as Exhibit 1 hereto and incorporated herein by reference.

Item 7.       Material to be Filed as Exhibits

     Exhibit 1 Shareholders Agreement dated February 13, 1996 between Citicasters and Zell/Chilmark.





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                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.


                                        Zell/Chilmark Fund, L.P.

                                        By:     ZC Limited Partnership, general
                                                partner

                                        By:     ZC Partnership, general partner

DATED:  FEBRUARY  20, 1996              By:     ZC, Inc., a partner




                                        By:   /s/ Sheli Z. Rosenberg
                                                  ------------------
                                                  Sheli Z. Rosenberg
                                                  Vice President





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                                 EXHIBIT INDEX



EXHIBIT                                                                   PAGE
NUMBER                             DESCRIPTION                           NUMBER
------                             -----------                           ------
 *                            Restructuring Agreement                      *
 *                          Amended Agreement of Merger                    *
 *                           Agreement of Understanding                    *
 1                          Jacor Shareholders Agreement                   5




* Incorporated herein by reference to Appendix A, B and C, respectively, of the Issuer's Proxy Statement-Prospectus dated December 1, 1992 included in its Registration Statement on Form S-4, File No. 33-53612.





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